SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934





                   COMMODORE HOLDINGS LIMITED

                        (Name of Issuer)



                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)



                           G23257 11 9

                         (CUSIP Number)






























CUSIP No. G23257 11 9

(1)  Names of Reporting Persons               EFF-SHIPPING LTD.

     S.S. or I.R.S. Identification Nos. of Above Persons

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)   [  ]          (b)    [  ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization     Organized under the
     laws of Panama

     Number of        (5)   Sole Voting Power            -0-
   Shares Bene-
     ficially         (6)   Shared Voting Power       1,006,979
     Owned by
   Each Report-       (7)   Sole Dispositive Power       -0-
    ing Person
       With           (8)   Shared Dispositive Power  1,006,979

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person    1,006,9791


(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)        [  ]

(11)  Percent of Class Represented by Amount in Row (9)  15.3%2


(12)  Type of Reporting Person (See Instructions)         CO

___________________

1 Pursuant to agreements between EFF-Shipping Ltd. ("EFF-Shipping") and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996 the Issuer issued an aggregate of 6,979 shares of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 1,006,979 shares of Common Stock would be issuable to EFF-Shipping.

      EFF-Shipping is the wholly-owned subsidiary of Silja Oy Ab, a Finnish corporation.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on December 26, 1996, as reported in the Issuer's 10-K for the fiscal year ended September 30, 1996, plus (ii) 1,006,979 shares of Common Stock which would be issuable to EFF-Shipping upon conversion of the Preferred Stock as of the date hereof.











































CUSIP No. G23257 11 9

(1)   Names of Reporting Persons               SILJA OY AB

      S.S. or I.R.S. Identification Nos. of Above Persons

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)  (a)   [  ]          (b)    [  ]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization       Organized under
      the laws of Finland

     Number of        (5)   Sole Voting Power             -0-
   Shares Bene-
     ficially         (6)   Shared Voting Power       1,006,979
     Owned by
   Each Report-       (7)   Sole Dispositive Power        -0-
    ing Person
       With           (8)   Shared Dispositive Power  1,006,979

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person    1,006,9791

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)        [  ]

(11)  Percent of Class Represented by Amount in Row (9)   15.3%2


(12)  Type of Reporting Person (See Instructions)           CO

___________________

1 Pursuant to agreements between EFF-Shipping Ltd., a Panamanian corporation wholly-owned by Silja Oy Ab ("EFF-Shipping"), and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996 the Issuer issued an aggregate of 6,979 shares of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 1,006,979 shares of Common Stock would be issuable to EFF-Shipping.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on December 26, 1996, as reported in the Issuer's 10-K for the fiscal year ended September 30, 1996, plus (ii) 1,006,979 shares of Common Stock which would be issuable to EFF-Shipping upon conversion of the Preferred Stock as of the date hereof.


Item 1(a).  Name of Issuer:

            COMMODORE HOLDINGS LIMITED

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4000 Hollywood Boulevard, Suite 385-S, South Tower
            Hollywood, Florida  33021

Item 2(a).  Name of Person Filing:

            EFF-Shipping Ltd. and Silja Oy Ab

Item 2(b).  Address of Principal Business Office:

            Bulevardi 1A
            FIN-00101
            Helsinki, Finland

Item 2(c).  Citizenship:

            EFF-Shipping Ltd. is a Panamanian corporation wholly-owned by Silja Oy Ab. Silja Oy Ab is a Finnish corporation.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number: G23257 11 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

  (a)       Amount Beneficially Owned:  1,006,979 shares1.

  (b)       Percent of Class:  15.3%2

  (c)       Number of shares as to which such person has:

          (i)    sole power to vote or to         -0-
                   direct the vote

          (ii)   shared power to vote or to     1,006,9791
                   direct the vote

          (iii)  sole power to dispose or to      -0-
                   direct the disposition of

          (iv)   shared power to dispose or to
                   direct the disposition of     1,006,9791

____________________

1 Pursuant to agreements between EFF-Shipping ("EFF-Shipping"), and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996 the Issuer issued an aggregate of 6,979 shares of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or
     (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 1,006,979 shares of Common Stock would be issuable to EFF-Shipping.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on December 26, 1996, as reported in the Issuer's 10-K for the fiscal year ended September 30, 1996, plus (ii) 1,006,979 shares of Common Stock which would be issuable to the reporting person upon conversion of the Preferred Stock as of the date hereof.


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


































                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997                EFF-SHIPPING LTD., a Panamanian
                                  corporation



                                  By:/s/Nils-Gustaf Palmgren
                                        Nils-Gustaf Palmgren





                                  SILJA OY AB, a Finnish
                                  corporation




                                  By:/s/Nils-Gustaf Palmgren
                                        Nils-Gustaf Palmgren